

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Randall Seidl
Chief Executive Officer
Rain Enhancement Technologies Holdco, Inc.
4851 Tamiami Trail N, Suite 200
Naples, FL 34103

> **Re: Rain Enhancement Technologies Holdco, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2025**
> **File No. 333-284614**

Dear Randall Seidl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein